

August 4, 2014

Via E-mail
Korm Trieu
Chief Financial Officer
Almaden Minerals Ltd.
750 West Pender Street, #1103
Vancouver, British Columbia V6C2T8

> **Re:** **Almaden Minerals Ltd.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **Response Dated July 29, 2014**
> **File No. 001-32702**

Dear Mr. Trieu:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 9
Note 7. Investment in Associate, page 20

1. We note your response to comment one of our letter dated July 17, 2014 and we re-issue the comment in part. Please tell us how you have considered value-in-use in determining the recoverable amount of your investment in Gold Mountain Mining Corporation under IAS36. In this regard, please clarify whether your utilization of the discounted cash flow analysis based on the preliminary economic analysis (PEA) performed on the Elk Grove Project is more indicative of a value-in-use model rather

than one based on fair value less costs of disposal (FVLCD) under paragraph 30 of IAS36.

If you believe your determination of the recoverable amount is based on the asset's value-in-use, please provide draft disclosures to be included in future filings which clarifies your analysis of impairment. Your draft disclosures should describe the company-specific assumptions or inputs underlying the discounted cash flow analysis.

If you continue to believe you have used FVLCD in your impairment assessment, please explain why you believe that the stock of Gold Mountain Mining Corporation does not trade in an orderly market pursuant to IFRS 13, providing a detail analysis which supports your view.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining